Exhibit 99.1

N.B. The English text is an unofficial translation.

Kallelse till årsstämma i Einride AB (publ)

Notice of annual general meeting of Einride AB (publ)

Aktieägarna i Einride AB (publ), org.nr 559074-8926, (“Bolaget”), kallas härmed till årsstämma tisdag den 30 juni 2026. Årsstämman hålls kl. 10.00 i lokalerna hos Advokatfirma DLA Piper Sweden KB på Sveavägen 4 i Stockholm. Inregistrering börjar kl. 09.45.

Shareholders in Einride AB (publ), reg. no. 559074-8926 (the “Company”), are hereby convened to the annual general meeting to be held on Tuesday, 30 June 2026. The annual general meeting will be held at 10.00 in the offices of Advokatfirma DLA Piper Sweden KB on Sveavägen 4 in Stockholm. Registration commences at 09.45.

Rätt att deltaga

Right to participate

Aktieägare som önskar utöva sin rösträtt vid stämman ska:

Shareholders who wish to attend the general meeting in person or by proxy must:

●	vara införd i den av Euroclear Sweden AB förda aktieboken måndag den 22 juni 2026, och
●	anmäla sin avsikt att deltaga på stämman och anmäla eventuella biträden till shareholder@einride.tech senast 24 juni 2026.

●	be registered in the share register held by Euroclear Sweden AB on Monday 22 June 2026, and
●	notify their intention to attend the annual general meeting and notify their intention to bring any advisors to shareholder@einride.tech no later than 24 June 2026.

För att ha rätt att delta i stämman måste en aktieägare som låtit förvaltarregistrera sina aktier, förutom att anmäla sig till stämman, låta registrera aktierna i eget namn så att aktieägaren blir upptagen i framställningen av aktieboken per avstämningsdagen måndag den 22 juni 2026. Sådan omregistrering kan vara tillfällig (s.k. rösträttsregistrering) och begärs hos förvaltaren enligt förvaltarens rutiner i sådan tid i förväg som förvaltaren bestämmer. Rösträttsregistrering som har gjorts av förvaltaren senast onsdag den 24 juni 2026 kommer att beaktas vid framställningen av aktieboken.

To be entitled to participate in the general meeting, a shareholder whose shares are registered in the name of a custodian must, in addition to giving notice of participation in the meeting, register the shares in the shareholder’s own name so that the shareholder is entered in the share register prepared as of the record date, Monday, 22 June 2026. Such registration may be temporary (so called voting rights registration) and must be requested from the custodian in accordance with the custodian’s procedures and within such time in advance as determined by the custodian. Voting rights registrations completed by the custodian no later than Wednesday, 24 June 2026, will be taken into account in the preparation of the share register.

Vid anmälan bör aktieägare uppge namn, person- eller organisationsnummer, postadress och telefonnummer samt, i förekommande fall, namn på eventuellt ombud eller ställföreträdare. Ställföreträdare för aktieägare eller eventuellt ombud ska kunna uppvisa behörighetshandlingar såsom fullmakt och/eller registreringsbevis.

In the notification, shareholders should state their name, personal identity number or company registration number, postal address and telephone number and, where applicable, the name of any proxy or representative. A representative or proxy for the shareholder shall provide documents of authorisation such as a power of attorney and/or registration certificate.

Fullmaktsformulär finns tillgängligt på Bolagets webbplats www.einride.tech.

A proxy form has been made available on the Company’s website www.einride.tech.

Förslag till dagordning

Proposed agenda

1.	Öppnande av stämman.

Opening of the meeting.

2.	Val av ordförande vid stämman.

Election of chairman of the meeting.

N.B. The English text is an unofficial translation.

3.	Upprättande och godkännande av röstlängd.

Preparation and approval of the voting register.

4.	Val av en eller två justeringsmän.

Election of one or two persons to attest the minutes.

5.	Prövning av om stämman blivit behörigen sammankallad.

Determination of whether the meeting was duly convened.

6.	Godkännande av dagordning.

Approval of the agenda.

7.	Framläggande av årsredovisningen och revisionsberättelsen.

Presentation of the annual report and the auditor’s report.

8.	Beslut om:

Resolution regarding:

(a)	fastställande av resultaträkningen och balansräkningen;

adoption of the income statement and balance sheet;

(b)	dispositioner beträffande Bolagets resultat enligt den fastställda balansräkningen;

allocation of the Company’s earnings according to the adopted balance sheet;

(c)	ansvarsfrihet åt styrelseledamöter och verkställande direktören.

discharge from liablity for board members and the managing director.

9.	Fastställande av arvoden till styrelsen och revisorerna.

Determination of fees for the board of directors and the auditors.

10.	Fastställande av antalet styrelseledamöter.

Determination of the number of directors of the board.

11.	Val av styrelsen och av revisorer.

Election of the board of directors and auditors.

12.	Beslut om riktad nyemission till Skandinaviska Enskilda Banken AB (publ) för en investerares räkning.

Resolution on directed issue of shares to Skandinaviska Enskilda Banken AB (publ) on behalf of an investor.

13.	Beslut om emission av teckningsoptioner av serie 2026F till Einride MidCo AB.

Resolution on issuance of warrants of series 2026F to Einride MidCo AB.

14.	Beslut om emission av teckningsoptioner av serie 2026G till Einride MidCo AB.

Resolution on issuance of warrants of series 2026G to Einride MidCo AB.

15.	Beslut om emission av teckningsoptioner av serie 2026H till Einride MidCo AB.

Resolution on issuance of warrants of series 2026H to Einride MidCo AB.

16.	Beslut om emission av teckningsoptioner av serie 2026I till Einride MidCo AB och överlåtelse av teckningsoptioner av serie 2026I till två (2) konsulter till Bolaget.

Resolution on issuance of warrants of series 2026I to Einride MidCo AB and transfer of warrants of series 2026I to two (2) Company consultants.

17.	Beslut om emission av teckningsoptioner i ett flertal serier till Einride MidCo AB och överlåtelse av teckningsoptioner till Bolagets anställda.

Resolution on issuance of warrants to Einride MidCo AB of several series and transfer of warrants to Company employees.

18.	Bemyndigande för styrelsen att besluta om emission av nya aktier, teckningsoptioner eller konvertibler.

Authorization for the board of directors to resolve on the issue of new shares, warrants or convertible bonds.

N.B. The English text is an unofficial translation.

19.	Stämmans avslutande.

Close of meeting.

Huvudsakliga förslag till beslut

Main proposals for decisions

Val av ordförande vid stämman (punkt 2)

Election of chairman of the meeting (item 2)

Styrelsen föreslår att Emma Norburg utses till ordförande på stämman.

The board of directors proposes that the general meeting elect Emma Norburg as chairman of the meeting.

Beslut om fastställande av resultaträkningen och balansräkningen (punkt 8 a)

Resolution regarding adoption of the income statement and balance sheet (item 8 a)

Styrelsen föreslår att resultat- och balansräkningen fastställs av stämman.

The board of directors proposes that the general meeting adopts the income statement and balance sheet.

Beslut om dispositioner beträffande Bolagets resultat enligt den fastställda balansräkningen (punkt 8 b)

Resolution regarding allocation of the Company’s earnings according to the adopted balance sheet (item 8 b)

Styrelsen föreslår att bolagsstämman beslutar att Bolagets disponibla medel balanseras i ny räkning och att ingen utdelning lämnas.

The board of directors proposes that the Company’s available funds be carried forward and that no dividend be distributed.

Förslag till beslut på punkterna 9-18 tillhandhålls på Bolagets hemsida senast den 16 juni 2026.

Full proposals regarding items 9-18 will be made available on the Company’s website no later than 16 June 2026.

Handlingar

Documents

Handlingar enligt aktiebolagslagen och fullständiga förslag till beslut enligt ovan kommer att hållas tillgängliga på Bolagets adress och Bolagets webbplats www.einride.tech.

Documents referred to in the Companies Act and main proposals for decisions in accordance with the above will be available at the Company’s address and the Company’s website www.einride.tech.

Aktieägares rätt att begära upplysningar

Shareholders’ right to request information

Styrelsen och den verkställande direktören ska enligt aktiebolagslagen (2005:551) på begäran av aktieägare, under förutsättning att styrelsen anser att det kan ske utan väsentlig skada för Bolaget, vid stämman lämna upplysningar om förhållanden som kan inverka på bedömningen av ett ärende på dagordningen eller förhållanden som kan inverka på bedömningen av Bolagets ekonomiska situation.

According to the Swedish Companies Act (2005:551), the board of directors and the managing director shall, at the request of shareholders, provided that the board of directors considers that it can be done without significant harm to the Company, provide information at the meeting on circumstances that may affect the assessment of an item on the agenda or circumstances that may affect the financial situation of the Company.

N.B. The English text is an unofficial translation.

Behandling av personuppgifter

Processing of personal data

För information om hur Bolaget behandlar dina personuppgifter hänvisas till den integritetspolicy som finns tillgänglig på Euroclear Sweden AB:s webbplats: https://www.euroclear.com/dam/ESw/Legal/Integritetspolicy-bolagsstammor-svenska.pdf.

For information on how the Company processes your personal data, please refer to the privacy policy available on the website of Euroclear Sweden AB: https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor- engelska.pdf.

Styrelsen i Einride AB (publ)

The board of directors of Einride AB (publ)

June 2026

Juni 2026

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